

Mail Stop 4720

November 22, 2016

Thomas Herman
Chief Financial Officer
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

> **Re:** **Calamos Asset Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 4, 2016**
> **File No. 000-51003**

Dear Mr. Herman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016

1. We note your disclosure on page 10 of a loan to Calamos Investments. Please revise future filings to include additional information related to the loan to allow investors to fully understand the relevant details and the impact of the loan on their returns. Additional information should include, but not be limited to, the following:

   - The business purpose of the loan;
   - Material terms of the loan including the interest rate and maturity date;
   - How loan terms were determined;
   - Any ongoing contractual or other commitment as a result of the loan.

   Please provide us your proposed revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at 202-551-3437 or me at 202-551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services